

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 25, 2016

<u>Via Email</u>
Christopher Weber
Chief Financial Officer
Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, TX 77046

     Re: **Parker Drilling Company**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed February 25, 2015
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 25, 2016
             Supplemental Responses dated May 13, 2016 and July 22, 2016
             File No. 001-07573

Dear Mr. Weber:

We have reviewed your July 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to the Consolidated Financial Statements

Note 12 – Reportable Segments, page 66

1.   We note your response to prior comment 2 and information provided as part of phone conversations regarding the aggregation of your U.S. and international rental tools operating segments. Please revise your presentation as we are not in a position to agree that aggregation of these operating segments is appropriate pursuant to FASB ASC 280-10-50-11.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources